MARTIN CURRIE INC — STATEMENT OF POLICIES AND PROCEDURES
July 2011

CODE OF ETHICS

For the avoidance of doubt, for 0the purposes of the application of Martin Currie’s Policies and Procedures, including this Policy, any reference to ‘employee’ includes any contract staff (including Secondees under our Joint Venture relationship) and employees of other companies within our group including MC China Ltd and Heartland Capital Investment Consulting Company (Shanghai) Limited (the “Employees”).

CONTENTS
INTRODUCTION	1
GENERAL PRINCIPLES	1
PERSONAL SECURITIES TRANSACTIONS	2
FIDUCIARY DUTIES	6

INTRODUCTION

Who does the code apply to?

Under Rule 17j-1(a) of the United States Investment Company Act of 1940, as amended, (the “1940 Act”) and Rule 204A-1 of the United States Investment Advisers Act of 1940, as amended, (the “Advisers Act”), (Rule 17j-1(a) of the 1940 Act and Rule 204A-1 of the Advisers Act shall be referred to herein collectively as the “Rules”), investment advisers to any registered US investment companies and other registered investment advisers are required to have a code of ethics.

The code must apply to all Access Persons (“Access Persons”) which are defined to include any partner, director, officer or employee, as well as any other persons who provide advice on behalf of an investment adviser and are subject to the adviser’s supervision and control, who has access to nonpublic information concerning the purchase or sale of securities on behalf of, or nonpublic information regarding the portfolio holdings of any fund advised by Martin Currie, Inc. (the “Firm”) and any fund whose investment adviser or principal underwriter controls, is controlled by, or is under common control with the Firm, or anyone who makes recommendations to clients (“Clients”), or who has access to such recommendations that are nonpublic. Under the Rules, all trustees, officers and employees of the Firm or any of its affiliates who are Access Persons must be provided with a copy of this Code of Ethics policy (the “Code”) and any amendments, and each such partner, director, officer and employee must electronically sign the acknowledgment of his or her receipt of the Code and any amendments found within the Compliance Manual. Generally speaking, Martin Currie deems all employees, secondees or contract staff, together with their dependents or associates that constitute “related persons” for the purposes of employee dealing, on “Access Persons”. The Chief Compliance Officer, or a senior member of the Risk & Compliance team on his/her behalf, may exempt certain personnel from any requirements hereunder if deemed that such an exempt would not have a material adverse effect on any client account.

The Risk & Compliance team, in conjunction with Human Resources, maintains a list of such Access Persons.

GENERAL PRINCIPLES

This Code is based on the principle that officers, directors and employees owe a fiduciary duty to the Firm’s Clients. Accordingly, you must avoid activities, interests and relations that might interfere or appear to interfere with making decisions in the best interests of the Firm’s Clients or otherwise take unfair advantage of your position. The specific provisions of the Code must be adhered to as well as its general principles. This Code does not attempt to identify all possible conflicts of interest and literal compliance with the specific procedures will not shield you from liability for personal trading or other conduct that violates your fiduciary duties to the Firm’s Clients. In addition to this Code you are subject to the general requirement not to engage in any practice that would defraud Clients. You are also subject to the Financial Services Authority (“FSA”) principles and their rules on staff dealing and inducements. You must comply with all applicable US federal securities laws. Examples of US federal securities laws include: the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, as amended and the Securities and Exchange Commission (“SEC”) rules thereunder, the Advisers Act and the SEC rules thereunder, the 1940 Act and the SEC rules thereunder, Title V of the Gramm-Leach-Bliley Act of 1999, as amended, (privacy and security of Client nonpublic information), and the Bank Secrecy Act, as amended, as it applies to mutual funds and investment advisers, and the SEC and

Department of Treasury rules thereunder. The requirements of the FSA are broadly similar to those of the 1940 Act, but in the event of there being any conflict the more restrictive standard will generally prevail. In such circumstances the Chief Compliance Officer should be consulted. You are required to report any violations of the Code promptly to the Chief Compliance Officer.

At all times you must:

•	Place the interests of Clients first.

•	As a fiduciary, you must avoid putting your own personal interests ahead of the interests of the Firm’s Clients.

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Not cause a Client to take action, or not to take action, for your personal benefit rather than the benefit of the Client. For example, you would violate this Code by causing a Client to purchase a security you owned for the purpose of increasing the price of that security. Another example would be if you invest for your own personal account in a security that may be appropriate for your Clients, without first considering that investment for your Clients.

•	Avoid taking inappropriate advantage of your position.

•	Avoid any situation that might compromise, or call into question the exercise of your independent judgment.

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Not receive investment opportunities, perquisites, or gifts of more than de minimis value from persons seeking business with the Firm, and in accordance with the Group’s Hospitality and Gifts policy. Receipt of such items could call into question the exercise of your independent judgment. You may not, for example, use the knowledge of Client portfolio transactions to profit by the market effect of those transactions.

•	Not engage in, or help others engage in, insider trading. A more detailed discussion of insider trading can be found below.

•	Conduct all personal securities transactions in full compliance with this Code.

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While the Firm does not object to personal investments, you must not take any action which could cause even the appearance of an unfair or improper action. Accordingly, you must follow the policies set forth in this Code with respect to trading on your own or any account which, in your personal capacity, you have some control/influence over, for example, children, spouses, relatives or associates that constitute “Related Accounts” or “Related Persons”. Doubtful situations should be resolved in favor of Clients.

Any questions concerning this Code should be addressed to the Chief Compliance Officer. Technical compliance with the Code’s procedures will not automatically insulate from scrutiny any trades that indicate a potential violation of fiduciary duties. The Chief Compliance Officer will treat each violation as a breach and record instances of non-compliance on its breach register. When determining the appropriate remedial actions, due consideration will be given to the materiality (including harm to clients), whether it is an isolated issue and how the breach was discovered (including efforts to cooperate). You may be subject to remedial action under this Code, to protect the integrity and reputation of the Firm, even in the absence of a proven violation.

PERSONAL SECURITIES TRANSACTIONS

Annual Disclosure of Personal Holdings

In addition to the trade reporting requirements set out below, you must disclose, on the New Start Employee Dealing Declaration Form (the “Form”), any securities you hold or any Related Person holds, and such disclosure must be made within 10 days of the commencement of employment. Each employee must certify the accuracy of their or any Related Persons’ personal securities holdings annually thereafter. The completed Form is saved within the Risk & Compliance team’s Employee Dealing system. Subject to notification being provided to the Risk and Compliance team, the Form does not need to include details of transactions over which you had no discretion. The Form must be completed even if you have no securities holdings. The information in the initial Form must be current as of a date no more than 45 days prior to the date of the commencement of employment.

Quarterly Transaction Reports

No later than 30 calendar days after the end of each fiscal quarter of each year, you must file, with the Risk & Compliance team, a Quarterly Transaction Report disclosing each of your transactions involving a reportable security1.

1

Under Rule 204A-1(e)(10), a “reportable security” does not include (i) direct obligations of the government of the United States, (ii) bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) shares issued by money market funds; (iv) shares issued by open-end funds other than any fund for which the Firm serves as an investment adviser or whose investment adviser controls, is controlled by, or is under common control with the Firm (“reportable fund”); and (v) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds. The Employee Dealing procedures define what constitutes a “notifiable investment”; the most stringent of these requirements will prevail.

An Access Person is not required to file a Quarterly Transaction Report that would duplicate information in broker confirmations or account statements that are already provided to the Firm, provided that the confirmation or account statement is received by the Firm within 30 days after the end of the quarter in which the trading activity took place.

EXCEPTION: An Access Person need not report transactions effected pursuant to an automatic investment plan. An “automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan. An Access Person also need not report transactions or holdings in certain qualified tuition programs established pursuant to Section 529 of the U.S. Internal Revenue Code of 1986 (“529 Plans”), provided the investment adviser or a control affiliate of the investment adviser does not manage, distribute, market, or underwrite the 529 Plan.

Review of Personal Holdings Forms and Quarterly Transactions Reports

The Risk & Compliance team is responsible for reviewing the completed Form and the Quarterly Transactions Reports (or broker confirms as appropriate). The review of the Form and the Quarterly Transactions Reports/Broker Confirms will include not only an assessment of whether you followed the required internal procedures, such as pre-clearance, but will also;

•	compare the personal trading to any restricted lists;

•	assess whether you are trading for your own account in the same securities you are trading for Clients;

•	assess whether the Clients are receiving terms as favorable as you take for yourself, and;

•	analyze your trading for patterns that may indicate abuse, including market timing.

All information supplied will be available for inspection by the SEC, FSA or any other self regulatory organization of which the Firm or any of its group companies is a member and any state securities commissions. Such records will be retained by the Risk & Compliance team for at least five years, in accordance with the Firm’s recordkeeping policy.

Section 16 Blackout Period and Filing Requirements

In addition to the annual and quarterly reporting obligations set forth above, if you are a director, officer, or a greater-than-10% shareholder with respect to any company that has a class of equity security listed on a US exchange, including any US closed-end fund advised or subadvised by the Firm, you are subject to a six-month blackout period, and you must make certain filings with the SEC, under Section 16 of the Securities Exchange Act of 1934 (the “1934 Act”). It is your responsibility to determine if you are subject to Section 16 requirements and to arrange for appropriate filings. Please consult the Risk & Compliance team for more information.]

Prohibition against insider trading

As further described in the Martin Currie Flow and Use of Material Nonpublic (Inside) Information Policy, you and the members of your family/household are prohibited from engaging in, or helping others engage in, insider trading. Generally, the “insider trading” doctrine under U.S. federal securities laws prohibits any person (including investment advisers) from knowingly or recklessly breaching a duty owed by that person by:

•	trading while in possession of material, nonpublic information;

•	communicating (“tipping”) such information to others;

•	recommending the purchase or sale of securities on the basis of such information; or

•	providing substantial assistance to someone who is engaged in any of the above activities.

This means that, if you trade with respect to a particular security or issuer at a time when you know or should know that you are , or that the Firm as a whole is, in possession of material nonpublic information about the issuer or security, you (and, by extension, the Firm) may be deemed to have violated the insider trading laws.

Information is considered to be material if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions or if it could reasonably be expected to affect the price of a company’s securities. (Note: The information need not be so important that it would have changed the investor’s decision to buy or sell.)

Nonpublic information that should be considered material includes, but is not limited to;

•	changes in dividend policies;

•	earnings estimates;

•	changes in previously released earnings estimates;

•	significant merger or acquisition proposals or agreements;

•	major litigation;

•	liquidity problems and significant new products; and

•	services or contracts.

Material information can also relate to events or circumstances affecting the market for a company’s securities such as;

•	information that a brokerage house is about to issue a stock recommendation or;

•	knowledge about a forthcoming newspaper column that will contain information that is expected to affect the market price of a security.

Information is considered nonpublic until such time as it has been disseminated in a manner making it available to investors generally (e.g. through national business and financial news wire services and/or stock exchange announcements).

Insider List

In accordance with Martin Currie’s Insider Dealing and Market Abuse policy, if you obtain material, nonpublic information (“MNPI”) about an investment, you must take action to prohibit the Firm and its employees (and employees’ related persons) from dealing. You should contact the Risk & Compliance team to seek assistance in order that appropriate determination as to whether the information constitutes MNPI, and whether dealing restrictions must be established to prevent others at the Firm from becoming infected by the MNPI. Please refer to the Insider Dealing procedures available on the Risk & Compliance’s team’s intranet site. These require you to send an email to the Sentinel Team, who will ensure the stock is added to the list of companies for which inside information may have been obtained (the “Insider List”). The companies on the Insider List must not be discussed with any other person (inside or outside the Firm) without the prior consent of the Risk & Compliance team.

When a company is placed on the Insider List, no member or employee of the Firm or any of its affiliates (or any member of the family/household of such member or employee) may trade in the securities or other instruments of the company, either for their own account or for the account of any of the funds or Clients of the Firm or its affiliates, absent authorization from the Risk & Compliance team, until that company is removed from the Insider List. In addition, no member or employee of the Firm or any of its affiliates (or any member of the family/household of such member or employee) may recommend trading in such company, or otherwise disclose MNPI, to anyone. The Insider List is a confidential list of companies that is maintained by the Sentinel Team and is made available to certain staff that require access to fulfil their roles and responsibilities as appropriate.

Sanctions

Insider trading violations may result in severe sanctions being imposed on the individual(s) involved and on the Firm. These could involve administrative sanctions by the SEC, such as being barred from employment in the securities industry, SEC suits for disgorgement and civil penalties of, in the aggregate, up to three times the profits gained or losses avoided by the trading, private damage suits brought by persons who traded in the market at about the same time as the person who traded on inside information, and criminal prosecution which could result in substantial fines and jail sentences. As noted above, even in the absence of legal action, violation of insider trading prohibitions or failure to comply with this Code may result in termination of your employment and referral to the appropriate authorities.

No Fiduciary Duty to Use Inside Information

Although the Firm has a fiduciary relationship with its Clients, it has no legal obligation to trade or recommend trading on the basis of information its employees know to be MNPI. In fact, as noted above, such conduct often violates the federal securities laws.

If you have any doubt or uncertainty about whether any particular course of action will give rise to one or more insider trading violations, you should consult the Risk & Compliance team immediately.

Dealing by employees and on behalf of Related Accounts

Prior to you or a related person instructing an order for a securities transaction on behalf of your own or a Related Account, you must submit an electronic dealing request form. This includes certification that they have not traded in the security within the 60 days prior to the request. An email will be generated to the appropriate Authorization Officer. The appropriate Authorization Officer will be a Portfolio Manager or Research Analyst in the relevant product or sector investment team or in his or her absence the Head of Investments. Trade authorization request forms for Portfolio Manager or Research Analyst will be pre-authorized by the Head of Investments or by another Portfolio Manager or Research Analyst within the relevant product or sector investment team. Once approved by the Authorization Officer, an email will be sent to a senior dealer for approval.

The Authorization Officer is responsible for reviewing the completed trade authorization request form and will determine whether or not to authorize the proposed securities transaction. No approvals will be granted for employee deals where there is a pending order for a Client or where a transaction is currently being seriously considered or is likely to be, or has been or will be executed within seven days unless is it is determined by the Authorization Officer, in consultation with the Risk & Compliance team, that such transaction in no way conflicts with the interests of the Client. Note that the total blackout period is fifteen days (the day of the Client trade and seven days before and after). This fifteen day limit cannot and is not intended to cover situations which cannot be predicted, for example, the offering of an unexpected line of stock which was not being contemplated for purchase prior to that event. The Authorization Officer will check that the security is not on the Insider List. The Authorization Officer will, in considering whether a conflict exists, look at the liquidity of the issue the size of any Client deals and the size of any staff deals. In the case of new issues the Authorization Officer will need to ensure that the staff member has not been allocated shares (in the type of new issues where shares are pre-allocated) on the basis of their position at the Firm and that their acquiring shares would not reduce the amount of shares available for Clients. Risk and Compliance undertake periodic checks to confirm the process is working in practice including patterns that may constitute market timing or short swing trading.

If approval for a transaction in an unquoted company is sought, consideration needs to be given to the likelihood of that company becoming quoted, and if it is likely, whether in the future the company may be one that we may invest in on behalf of Clients. If investment staff hold shares in unquoted securities they are precluded from making any investment decision in these securities on behalf of the Clients. In such circumstances any decision relating to the securities must be taken by the Head of Investments. The Chief Compliance Officer must be notified when such situations arise and must record such instances on the Group’s Conflicts Register.

The electronic trade authorization request form automatically places a date and time stamp on the authorization. Once the authorization has been approved, the person can directly instruct a third party brokerage firm. No order for a securities transaction may be placed prior to authorization. Verbal approvals are not permitted except in exceptional circumstances and subject to the Chief Compliance Officer’s formal sign-off and approval in writing. Staff are expected to execute deals as soon as reasonably practical following the grant of authorization.

Trade authorizations are valid until the earlier of (1) the close of business on the day after the authorization is granted or (2) your discovery that the information in the trade authorization request form is no longer accurate. If the Authorization Officer becomes aware of circumstances which would result in not granting approval, he or she should immediately notify the member of staff who should ensure that the trade is not carried out. Should the trade have been executed by the time the Authorization Officer contacts the member of staff, the time at which he or she was notified should be recorded on the trade authorization request. If the securities transaction is placed but has not been executed within 24hrs after the authorization is granted (e.g. in the case of a limit order), a new authorization is required. If the employee or related persons want to amend the original order at any time, a new authorization is required before the broker can be instructed.

It is the responsibility of the employee whose trade has been authorized to ensure that copies of the trade confirmations are sent to the Risk & Compliance team. Risk & Compliance are responsible for maintaining and monitoring the list of holdings on the Staff Dealings Register and for checking that trade authorizations have been given for all trades executed by staff and Related Persons. Furthermore, and for the avoidance of doubt, the employee is responsible for obtaining approval for any corporate action decisions (e.g. exercise of options and/or suitability to a rights issue), private placements and/or IPOS in the same way as any other transaction type. For mandatory corporate activity, the employee must complete an omissions form to ensure the employee dealing records maintained by the Risk & Compliance team remain up to date and accurate.

Discretionary Account

Employees are permitted to have discretionary accounts and have their investments managed on a discretionary basis. In such circumstances the Risk & Compliance team must be notified of the existence of such accounts. A record will be maintained in the staff dealings records of the existence of the account and with which firm it is maintained. It is not necessary to obtain authorization for transactions in discretionary accounts. If by the terms of the discretionary account agreement, or in practice, you participate in the investment decision making for your own or any Related Account then all trades will require authorization in accordance with the procedures of this Code.

Joint Accounts

Investments held jointly with any other persons will also be subject to the authorization approval requirements.

Investment Clubs

Membership in an investment club requires approval by the Risk & Compliance team. Any permission to join an Investment Club will be subject to the employee following the procedures outlined in the “Dealing by employees and on behalf of related accounts” section above in relation to any recommended transactions put forward to the Investment Club by the employee.

Transactions exempt from Trade Pre-authorization Requirements

Certain transactions in an employee or Related Account do not require pre-approval. These are as follows:

•	The purchase of units in any open-ended; fund, unit trust or mutual fund with the exception of any fund managed by Martin Currie.

•	US Mutual Funds

•	Money market instruments and money market funds.

•	Transactions in government or public (local authority) securities.

•	MM Funds & Instruments.

•	UK securities issued via an open public offer, for which a general approval has been granted. These would generally include issues such as Government privatizations.

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Corporate action transactions, any acquisition of securities through stock dividends, dividend reinvestments, stock splits, mergers consolidations or other similar corporate reorganizations or distributions generally applicable to all holders of the same class of securities. (Note: If a corporate action requires an investment decision by a member of staff or Related Person, authorization must be sought.)

•	Any acquisition of securities through the exercise of rights issued by an issuer pro-rata to all holders of a class of its security to the extent the rights were acquired in the issue.

•	Transactions in life policies.

Prohibited transactions

There are certain securities transactions in employee and Related Accounts that are prohibited. These are as follows:

•	Inside information—Securities transactions by any person while in possession of material nonpublic information regarding the securities or the issuer of the security.

•	Market manipulation transactions intended to raise, lower or maintain the price of any security or to create a false appearance of active trading.

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Others—any other securities transactions deemed by the relevant pre authorization officer to involve a conflict of interest, possible diversion of a corporate opportunity or the appearance of impropriety. In some cases, trades may be rejected for a reason that is confidential. The relevant pre-authorization officer is not required to give any explanation for refusing to authorize a securities transaction.

FIDUCIARY DUTIES

Confidentiality

You may not reveal any information relating to the investment intentions, activities or portfolios of Clients or securities that are being considered for purchase or sale except to those persons who need to know that information in order to carry out their duty or provide advice in relation thereto.

Anti-Bribery

Martin Currie’s business culture is one of zero tolerance on bribery. All business activities must be carried out in accordance with the Martin Currie anti-bribery policy. It is an offence to offer, promise, give, request, agree to receive or accept a bribe. Anything designed to create an undue advantage or to influence the recipient into performing their function improperly would be considered a bribe. As well as monetary bribes, a bribe can be any non-monetary benefit including gifts or hospitality out with normal business practices. If you are in any doubt as to whether an activity could contravene Martin Currie’s policy you should consult the Risk & Compliance team

Hospitality and Gifts

Extraordinary or extravagant gifts are not permissible and must be declined or returned. Gifts of a de minimus value and customary business lunches, dinners, entertainment etc at which both you and the giver are present and promotional items (e.g. pens, mugs, umbrellas etc) may be accepted. All gifts (excluding promotional items) must be passed to the Head of Intelligent Office, and a completed gifts form is passed to the Risk & Compliance team for monitoring purposes. A Hospitality form must be completed for all corporate entertainment over a value of £100. Upon completion, again, Hospitality forms are submitted to the Risk & Compliance team, who are responsible for maintaining a record of all corporate hospitality and gifts received and performing monitoring as appropriate.

If you are in any doubt as to whether or not you may accept a gift you should consult the Risk & Compliance team. Under no circumstances should you solicit gifts or entertainment. It is permitted to provide reasonable entertainment to persons associated with securities or financial organizations or Clients provided that both you and the recipient are present. For more information, please see the firm’s “Cash Payments for Client Solicitations” and “Hospitality and Gifts” policies.

Undue influence

You may not cause or attempt to cause any advisory Client to purchase, sell or hold any security for the purpose of creating any personal benefit for you, or a Related Account.

If you or a Related Account stand to benefit materially from an investment decision for an advisory Client that you are recommending or participating in, you must disclose that interest to the Chief Compliance Officer. Disclosure by the Risk & Compliance team in the Conflict Register, should be made prior to the investment being made and any authorisation will be subject to the overriding principle that such a decision is in the best interest of our Client(s) and that the benefit to the person recommending the investment was merely incidental. Formal approval must be given in writing and the rationale must be clearly stated.

Service as Director on Boards outside the group

Industry standard guidance on code of ethics issues state that investment managers should not take directorships in publicly listed companies. We exceed this requirement by vetoing such directorships (unless in exceptional circumstances) and requiring pre-approval of all unlisted directorships (first by line manager then by the Risk & Compliance team). In such exceptional circumstances, the Risk and Compliance team may require to isolate you from those officers and employees who make investment decisions with respect to the securities of that entity, through an “ethical wall” or other procedures. Further, without prior written approval, employees may not provide financial advice (e.g., through service on a finance or investment committee) to a private, educational, or charitable organization (other than a trust or foundation established by that employee or an immediate family member), or enter into an agreement to be employed or to accept compensation in any form from any person or entity other than the Firm or one of its affiliates.

Date: April 1, 2000

Amended: November 7, 2002

Amended: February 26, 2003

Amended: February 1, 2005

Amended February 16, 2006

Amended: July 7, 2006

Amended: November 1, 2006

Amended: May 9, 2008

Amended: August 22, 2008

Amended: July 1, 2009

Amended: June 1, 2010

Amended July 31, 2011